

March 7, 2013

<u>Via E-Mail</u>

Maureen O'Connell
Executive Vice President, Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

     Re: Scholastic Corporation
             Form 10-K for Fiscal Year Ended May 31, 2012
             Filed July 27, 2012
             Form 10-Q for Fiscal Period Ended November 30, 2012
             Filed January 2, 2013
             File No. 000-19860

Dear Ms. O'Connell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended May 31, 2012</u>

<u>Management's Discussion and Analysis</u>
<u>Results of Operations – Segments, page 24</u>

1. In regard to the discussion of segment operating income, please quantify each factor cited as a cause of a variance between periods when multiple factors are cited so that investors may understand the magnitude and relative impact of each. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

2. We note that operating margins of your segments vary materially between comparable periods. It appears that cost of goods sold is material to segment results, and that variances in these costs contribute to the variability in segment operating income and margins. However, there is no discussion of cost of goods sold as it relates to your segments. Please

revise your disclosure to quantify and analyze changes in cost of goods sold on a stand-alone basis for each segment, in addition to and complementary with your current disclosure in the context of segment operating income. In your revised disclosure, please quantify and discuss the significant components of costs of goods sold, such as product, service and production costs, royalty costs, prepublication and production amortization and postage, freight, fulfillment and any other costs to the extent material to the change in cost of goods sold. Please provide us with a copy of your intended revised disclosure.

Children's Book Publishing and Distribution, page 24

3. Please clarify for us and in your disclosure the last sentence in the first paragraph on page 25 that states "During fiscal 2012, the number of book club sponsors declined slightly; however, the Company continues to utilize promotional costs and sponsor incentive programs to optimize the profitability from its sponsor base." In this regard, it would appear that promotional costs and incentive programs create additional costs or offsets to revenue that would reduce profitability.

International, page 26

4. You state that the increase in fiscal 2011 segment operating income from fiscal 2010 was due to "favorable results in the company's Australia operations." When providing such disclosure, please discuss the reason for the favorable results, and provide appropriate analysis of any associated factors.

Liquidity and Capital Resources, page 27

5. With respect to your discussion of operating, investing and financing activities, please include an analysis that covers the three year period covered by the financial statements. For example, there is no analysis between fiscal 2011 and fiscal 2010. Refer to instruction 1 of Item 303(A) of Regulation S-K.

Note 1. Description of the Business, Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Inventories, page 42

6. We note in fiscal 2012 you changed the estimate for inventory obsolescence and recorded an increase to the reserve of $17.9 million. Please tell us when the change in estimate was made and the nature and specific timing of the changes in facts and circumstances that resulted in the change in estimate.

Note 9. Taxes
Non-Income Taxes, page 59

7. You disclose that in the third quarter of fiscal 2012 you recorded accruals of $19.7 million based on the current status of sales tax assessments in two jurisdictions. We did not note any disclosure in the second quarter fiscal 2012 Form 10-Q of the reasonably possible loss or range of loss, inability to estimate a loss, or any indication of existing potential material issues in regard to sales taxes. Please explain to us the following:

    *   The nature and specific timing of the triggering events that resulted in recognizing the $19.7 million accrual in the third quarter;
    *   How the company accrued for this amount when there was no reasonably possible loss or range of loss disclosed in the second fiscal quarter;
    *   Why there was no disclosure in the second fiscal quarter required by ASC 275-10-50-9 and 450-20-50-4.b; and
    *   When you became aware that sales tax matters may become material to your results.

8. In regard to the $19.7 million accrual mentioned above, please explain to us if the accrual is only for the two jurisdictions indicated or if it pertains to all sales tax examinations underway at the time of the accrual. Also, please tell us how you arrived at the amount that was accrued.

9. You disclose that a number of sales-based tax examinations are ongoing. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please disclose either an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made, pursuant to ASC 450-20-50-4.b. You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

    If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate a loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 10-Q for Fiscal Period Ended November 30, 2012

Notes to the Condensed Consolidated Financial Statements
Note 5. Commitments and Contingencies, page 16

10. We note that you continue to disclose that you are currently in the process of settling a Grolier Limited pension plan in effect at the time it ceased operations in fiscal 2008 and evaluating the potential pension liabilities under the plan. You also disclose that you are not in a position to estimate a range of the reasonably possible liability at this time. Please explain to us (1) the effort undertaken on a quarterly basis to attempt to develop the range of reasonably possible loss for disclosure and (2) the specific factors causing the inability to make an estimate and when you expect those factors to be alleviated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 or Linda Cvrkel at 202-551-3813 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief